  Husch                        Eric J. Gervais
--------                       DIRECT (816)983-8362 o FAX (816)983-8080
Blackwell                      o egervais@huschblackwell.com
------------                   4801 MAIN STREET, SUITE 1000
 Sanders                       KANSAS CITY, MO 64112 www.huschblackwell.com
   LLP

                                  June 19, 2008

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

       Re: Tortoise Energy Capital Corporation (the "Company")
           File Numbers 811-21725 & 333-149315

To the Commission:

       On February 19, 2008, the Company,  pursuant to Rule  415(a)(1)(x)  under the Securities Act of 1933, as amended,  and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the "Commission")
a universal shelf  registration  statement on Form N-2 relating to the Company's proposed  issuance of common stock,  preferred stock and/or debt securities on a delayed and/or continuous basis (the "Shelf Registration  Statement").  On April
10, 2008 the Company filed with the Commission  Pre-Effective Amendment No. 1 to the  Shelf  Registration  Statement  and on  June  9,  2008  the  Company  filed
Pre-Effective  Amendment  No. 2  ("Amendment  No. 2") to the Shelf  Registration
Statement.  On June 19, 2008 the Company received oral comments on Amendment No.
2 from  Larry L.  Greene  of the  Commission  staff.  The  text of each  comment received on  Amendment  No. 2 and the  Company's  response  thereto is set forth below.

1.     Comment: Please confirm to the staff that the Company will add disclosure to any prospectus  supplement pursuant to which securities are sold under the Shelf  Registration  Statement  in the event  that any of its  assets become  subject to a security  interest,  and that such  disclosure  will include the percentage of its assets  subject to such security  interest.
       Please  also  confirm  to the staff  that the  Company  will add a formal undertaking  regarding the foregoing to Part C of the Shelf  Registration
       Statement upon its first opportunity.

       Response:  The Company hereby makes such confirmation.

2.     Comment:  In future financial reports filed with the Commission or posted on the Company's website, please use the terms "distributions" in lieu of
       "dividends"  in  describing  the  amounts  paid  by  the  Company  to its shareholders.  Also, please disclose the amount of any such distributions that constitute a return of capital.

       Response: The Company hereby confirms that requested changes will be made in future  financial  reports filed with the  Commission or posted on the
       Company's  website.  The

                                                                    June 6, 2008
                                                                          Page 2

       Company also hereby confirms that the amount of any distributions that constitute  a  return  of  capital  will  also  be  disclosed  in such financial reports.

                                    * * * * *

         Please  contact the  undersigned  at (816)  983-8362 or Steve Carman at
(816)  983-8153  with  any  questions.  The  Company  intends  to  and  file  an acceleration request, including Tandy language, seeking to be declared effective at declared effective at 4:00 pm (Eastern Time) on June 19, 2008.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

cc: Terry Matlack
    Steve Carman